FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of April 2006

Gilat Satellite Networks Ltd.
(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Attached hereto is Registrant’s press release dated April 26, 2006 announcing that it has delivered a SkyEdge broadband VSAT satellite network to the Telecommunications Cooperative of Santa Cruz de la Sierra (COTAS), Bolivia’s second-largest telecommunication operator.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd. (Registrant) BY: /S/ Rachel Prishkolnik —————————————— Rachel Prishkolnik Corporate Secretary

Dated: April 26th, 2006

Gilat provides SkyEdge broadband satellite network to large telecommunication operator in Bolivia

New system brings telephony and high-speed Internet service to remote communities nationwide

Petah Tikva, Israel, April 26, 2006 – Gilat Satellite Networks, Ltd. (Nasdaq: GILT), today announced it has delivered a SkyEdge broadband VSAT satellite network to the Telecommunications Cooperative of Santa Cruz de la Sierra (COTAS), Bolivia’s second-largest telecommunication operator.

COTAS’ deployment of the SkyEdge VSAT network will fulfill a Universal Service Obligation (USO) to meet the modern telecommunications requirements of rural communities. Gilat’s SkyEdge solution will enable COTAS to deploy a large communication network across remote areas quickly and affordably.

The VSAT sites will be based in schools, small businesses and public call offices throughout Bolivia, providing telephony and high-speed Internet service. In the near future, COTAS expects to expand its coverage to bordering countries such as Brazil, Argentina, Peru and Chile.

“We are highly confident in our selection of Gilat for this project. They have an established presence in Latin American and extensive experience deploying rural telephony and Internet VSAT networks to meet USO requirements worldwide,” said COTAS General Manager, Herland Suarez Antelo.

He added, “Our testing indicates that Gilat’s SkyEdge provides a superior solution to competing technologies. It will enable us to efficiently deliver toll-quality voice and high-speed Internet access to remote locations throughout Bolivia, with minimal operating expenses. It also has the flexibility to meet a wide range of applications to accommodate the future growth of this network.”

Misael Andrade, Gilat’s VP Sales & Marketing for the Andean Region, said, “Our work with COTAS is a recent example of our ability to help bring the latest communication solutions to citizens in rural communities worldwide. Our success with these projects demonstrates the versatility of VSAT technology and how it can bring connectivity to areas that are not served by terrestrial networks.”

Gilat’s SkyEdge provides a satellite communication platform that delivers superior voice, data and video services over a single, powerful system. It represents Gilat’s deep knowledge base and field-proven product offering, acquired through nearly two decades of experience. SkyEdge’s flexible architecture and efficient space segment utilization make it an ideal platform for operators and service providers.

About Cotas

COTAS, with headquarters located in Santa Cruz de la Sierra (Bolivia), is the second largest Telecommunication Provider in Bolivia. COTAS offers PSTN and Cable TV services in Santa Cruz as well as long distance, data broadband, Internet, ADSL and satellite services country wide. COTAS is highly committed, among others, to accomplish social coverage for USO projects in the country. Founded in 1960 as a Cooperative, with a successful social model that rapidly was implemented by other operators in other departments in Bolivia, the Company continues investing in technology in order to provide better services to corporate and home users.

Visit COTAS at www.cotas.com.bo

About Gilat Satellite Networks Ltd.

Gilat Satellite Networks Ltd. (Nasdaq: GILT) is a leading provider of products and services for satellite-based communications networks. The Company operates under three business units: (i) Gilat Network Systems (“GNS”), which is a provider of network systems and associated professional services to service providers and operators; (ii) Spacenet, which provides managed services for businesses and governments through its Connexstar service brand, for consumers through its StarBand service brand; (iii) Spacenet Rural Communications, which offers rural telephony and Internet access solutions to remote areas primarily in Latin America.

Gilat was founded in 1987 and has shipped over 600,000 Very Small Aperture Terminals (VSATs) to more than 85 countries across six continents. Gilat’s headquarters is located in Petah Tikva, Israel. The Company has 14 local offices and three service facilities worldwide. Gilat markets the SkyEdge ™ Product Family which includes the SkyEdge™ Pro, SkyEdge™ IP, SkyEdge™ Call, SkyEdge™ DVB-RCS and SkyEdge™ Gateway. In addition, the Company markets numerous other legacy products. Visit Gilat at www.gilat.com.

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Gilat Media Contact:
Shira Gafni, Director of Corporate Marketing
Tel. + 972-3-925-2406; shirag@gilat.com